Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and related notes and the other financial information included in the Exhibits to the Report of Foreign Private Issuer on Form 6-K to which this Exhibit is attached. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those disclosed below and in our Annual Report on Form 20-F.

Recent Developments

On October 28, 2025, we received a formal notice of arbitration from the China International Economic and Trade Arbitration Commission. The notice states that a claim was filed by an investor seeking repayment of the outstanding principal and interest totaling RMB16.71 million (equivalent to US$2.33 million), plus default interest accruing at an annual rate of 12% from March 10, 2025, as well as recovery of its legal fees and arbitration costs. The claim also demands joint and several liability from us, our German subsidiary, and our founders, Mr. Ding Rui and Mr. Hou Yifei. As of the date hereof, the arbitration is pending, and no hearing has been scheduled.

Key Components of Results of Operations

Revenues

We derive our revenues from two sources, namely (i) product revenues; and (ii) service revenues. For the six months ended June 30, 2024 and 2025, our revenues amounted to US$20.1 million and US$12.5 million, respectively. The following table sets forth a breakdown of our revenues, in absolute amounts and as percentages of total revenues, for the periods indicated.

	For the Six Months Ended June 30,
	2024		2025
	US$	%	US$	%
	(in thousands, except for percentages)
Revenues
Product revenues	19,956	99.0	12,081	97.0
Service revenues	194	1.0	362	2.9
Total	20,150	100.0	12,451	100.0

Product revenues. We generate revenues from the sales of our products. We typically recognize the revenue at a point in time when the products are accepted by customers. In the six months ended June 30, 2024 and 2025, our product revenues amounted to US$19.9 million and US$12.1 million, respectively, representing 99.0% and 97.1% of our total revenues in the same periods, respectively. The year-over-year decrease was mainly due to external policy dynamics, including trade policy turbulence and evolving renewable energy regulations. These factors led certain customers to temporarily delay procurement decisions, contributing to a softer order volume in the first half of 2025.

Service revenues. Complementary to the initial sales of products, we also offer accompanying services throughout the entire life cycle, including both software system upgrades and hardware maintenance. We start to charge our customers for the services after an inclusion period of one to three years following the sale. We typically recognize the revenue over the period of such services on a straight-line basis. In the six months ended June 30, 2024 and 2025, most of our products sold were still within the inclusion period of one to three years following the sale. Our service revenues amounted to US$0.2 million and US$0.4 million in the six months ended June 30, 2024 and 2025, respectively, representing 1.0% and 2.9% of our total revenues in the same periods, respectively. As the number of installed chargers grows, we expect recurring service revenues to account for an increasing portion of our total revenues in the long run.

Cost of Revenues

Our cost of revenues consists of the costs and expenses that are directly related to providing our products and services to our customers. These costs and expenses include (i) cost of products sold, (ii) shipping costs, (iii) customs duties, (iv) share-based compensation, and (v) others. In the six months ended June 30, 2024 and 2025, our cost of revenues amounted to US$10.3 million and US$6.1 million respectively, representing 51.3% and 48.8% of our revenues in the same periods, respectively. The following table sets forth our cost of revenues, in absolute amounts and as percentages of total revenues, for the periods indicated.

	For the Six Months Ended June 30,
	2024		2025
	US$	%	US$	%
Cost of revenues
Cost of products sold	9,249	89.5	4,694	77.3
Shipping costs	399	3.9	483	8.0
Customs duties	82	0.8	574	9.4
Share based compensation	—	—	16	0.3
Others(1)	603	5.8	303	5.0
Total	10,333	100.0	6,070	100.0

Note:

(1)
Primarily consist of warranty costs, write-downs of inventories and other costs.

We expect our cost of revenues to decrease as a percentage of our revenues in the long run through economies of scale and improvement of operating efficiency, and to increase in absolute amount in line with our expansion of business and customer base growth.

Gross Profit

Gross profit is equal to our total revenues less cost of revenues. Gross profit as a percentage of our total revenues is referred to as gross margin. In the six months ended June 30, 2024 and 2025, our gross profit was US$9.8 million and US$6.4 million, respectively, and our gross margin was 48.7% and 51.3%, respectively.

Operating Expenses

Our operating expenses consist of selling and marketing expenses, research and development expenses, general and administrative expenses. In the six months ended June 30, 2024 and 2025 our operating expenses amounted to US$9.9 million and US$13.9 million, respectively, representing 48.9% and 111.6% of our revenues in the same periods, respectively. The following table sets forth a breakdown of our operating expenses, in absolute amounts and as percentages of our total revenues, for the periods indicated.

	For the Six Months Ended June 30,
	2024		2025
	US$	%	US$	%
	(in thousands, except for percentages)
Operating expenses
Selling and marketing expenses	4,379	44.4	5,187	37.3
Research and development expenses	2,166	22.0	4,085	29.4
General and administrative expenses	3,307	33.6	4,620	33.3
Total	9,852	100.0	13,892	100.0

Selling and marketing expenses. Selling and marketing expenses consist of (i) staff cost in relation to selling and marketing activities, (ii) share-based compensation, (iii) marketing expense, and (iv) other selling and marketing expenses. In the six months ended June 30, 2024 and 2025 our selling and marketing expenses amounted to US$4.4 million and US$5.2 million, respectively, 21.7% and 41.7% of our revenues in the same periods, respectively. The following table sets forth a breakdown of our selling and marketing expenses, in absolute amounts and as percentages of our total revenues, for the periods indicated.

	For the Six Months Ended June 30,
	2024		2025
	US$	%	US$	%
	(in thousands, except for percentages)
Selling and marketing expenses
Staff cost	3,090	70.6	2,700	52.1
Share based compensation	—	—	180	3.4
Marketing expense	398	9.1	1,456	28.1
Others(1)	891	20.3	851	16.4
Total	4,379	100.0	5,187	100.0

Note:

(1)
Primarily consist of business entertainment expenses, traveling expenses, rental and depreciation in relation to selling and marketing functions, and other expenses.

Research and development expenses. Research and development expenses consist of (i) outsourcing development expense, (ii) staff cost in relation to research and development activities, (iii) share-based compensation, and (iv) other research and development expenses. In the six months June 30, 2024 and 2025, our research and development expenses amounted US$2.2 million and US$4.1 million, respectively, representing 10.7% and 32.8% of our revenues in the same periods, respectively. The following table sets forth a breakdown of our research and development expenses, in absolute amounts and as percentages of our total revenues, for the periods indicated.

	For the Six Months Ended June 30,
	2024		2025
	US$	%	US$	%
	(in thousands, except for percentages)
Research and development expenses
Outsourcing development expense	190	8.8	1,621	39.7
Staff cost	1,799	83.1	1,815	44.4
Share based compensation	—	—	223	5.5
Others(1)	177	8.1	426	10.4
Total	2,166	100.0	4,085	100.0

Note:

(1)
Primarily consist of certification expenses, testing expenses, and other expenses.

General and administrative expenses. Our general and administrative expenses consist of (i) professional expenses paid to professional consultants, (ii) staff cost in relation to general and administrative activities, (iii) share based compensation, (iv) foreign currency exchange loss (gain) resulting from the exchange difference in remeasuring foreign currencies to the functional currency as of the relevant dates, (v) losses of credit impairment, and (vi) other general corporate expenses. In the six months ended June 30, 2024 and 2025, our general and administrative expenses amounted to US$3.3 million and US$4.6 million, respectively, representing 16.4% and 37.1% of our revenues in the same periods, respectively. The following table sets forth a breakdown of our general and administrative expenses, in absolute amounts and as percentages of our total revenues, for the periods indicated.

	For the Six Months Ended June 30,
	2024		2025
	US$	%	US$	%
	(in thousands, except for percentages)
General and administrative expenses
Professional expenses	1,134	34.3	1,491	32.3
Staff cost	1,130	34.2	1,088	23.5
Share based compensation	—	—	2,425	52.5
Foreign currency exchange loss (gain)	185	5.6	(1,234)	(26.7)
(Reversal) Provision on losses of credit impairment	(25)	(0.8)	110	2.4
Other general corporate expenses	883	26.7	740	16.0
Total	3,307	100.0	4,620	100.0

Results of Operations

The following table summarizes our consolidated results of operations and as percentages of our total revenues for the periods indicated. This information should be read together with our consolidated financial statements and related notes included or incorporated by reference elsewhere in the Exhibits to the Report of Foreign Private Issuer on Form 6-K to which this Exhibit is attached.

Revenues

Our revenues decreased by 38.2% from US$20.1 million in the six months ended June 30, 2024 to US$12.5 million in the same period of 2025, primarily driven by external policy dynamics, including trade policy turbulence and evolving renewable energy regulations. These factors led certain customers to temporarily delay procurement decisions, contributing to a softer order volume in the first half of 2025.

Product revenues

Our revenues generated from sales of products decreased by 39.4% from US$19.9 million in the six months ended June 30, 2024 to US$12.1 million in the same period of 2025, mainly driven by the year-over-year decrease was mainly due to external policy dynamics, including trade policy turbulence and evolving renewable energy regulations. These factors led certain customers to temporarily delay procurement decisions, contributing to a softer order volume in the first half of 2025.

Service revenues

Our revenues generated from services were US$0.2 million and US$0.4 million in the six months ended June 30, 2024 and 2025, respectively.

Cost of Revenues

Our cost of revenues decreased by 41.3% from US$10.3 million in the six months ended June 30, 2024 to US$6.1 million in the same period of 2025. The year-over-year decrease was largely in line with the decrease in revenue.

Gross Profit

As a result of the foregoing, our gross profit decreased by 35.0% from US$9.8 million in the six months ended June 30, 2024 to US$6.4 million in the same period of 2025. Our overall gross margin has remained stable between the first six months of 2025 and 2024.

Operating Expenses

Our operating expenses increased by 41.0% from US$9.9 million in the six months ended June 30, 2024 to US$13.9 million in the same period of 2025, primarily reflecting the increases in our selling and marketing expenses, research and development expenses and general and administrative expenses.

Selling and marketing expenses

Our selling and marketing expenses increased by 18.4% from US$4.4 million in the six months ended June 30, 2024 to US$5.2 million in the same period of 2025. The increase was mainly attributable to the increase in expenses for product promotion. Our selling and marketing expenses as percentages of total revenues increased from 21.7% in the six months ended June 30, 2024 to 41.7% in the same period of 2025, reflecting the increase in expenses for product promotion.

Research and development expenses

Our research and development expenses increased by 88.6% from US$2.2 million in the six months ended June 30, 2024 to US$4.1 million in the same period of 2025. The increase was mainly attributable to the increase in new product research and development costs. Our research and development expenses as percentages of total revenue increased from 10.7% in the six months ended June 30, 2024 to 32.8% in the same period of 2025, which was primarily driven by the increase in new product research and development costs.

General and administrative expenses

Our general and administrative expenses increased by 39.7% from US$3.3 million in the six months ended June 30, 2024 to US$4.6 million in the same period of 2025, mainly attributable to the increases in share-based compensation for certain employees and non-employee consultants of the Company, which partially net-off by the increasing gain on foreign currency exchange. Our general and administrative expenses as percentages of total revenues increased from 16.4% in the six months ended June 30, 2024 to 37.1% in the same period of 2025, mainly resulting from increases in share-based compensation for certain employees and non-employee consultants of the Company, which partially net-off by the increasing gain on foreign currency exchange.

Changes in Fair Value of Financial Instruments

Our changes in fair value of financial instruments increased from US$(0.4) million in the six months ended June 30, 2024 to US$0.1 million in the same period of 2025, mainly due to fluctuations in stock prices.

Interest Expenses

We recorded interest expenses of US$75 thousand in the six months ended June 30, 2025, as compared to US$115 thousand in the same period of 2024. Such decrease was primarily due to decrease in the short-term bank borrowings.

Interest Income

We recorded interest income of US$67 thousand in the six months ended June 30, 2025, as compared to US$81 thousand in the same period of 2024.

Income Tax Expense

We recorded an income tax expense of nil in the six months ended June 30, 2025, as compared to US$11 thousand in the six months ended June 30, 2024.

Net Loss

As a result of the foregoing, we recorded net loss of US$7.3 million in the six months ended June 30, 2025, as compared to US$0.2 million in the same period of 2024.

Non-GAAP Financial Measures

We consider adjusted net loss, a non-GAAP financial measure as a supplemental measure to review and assess our operating performance. The presentation of this non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We present this non-GAAP financial measure because it is used by our management to evaluate our operating performance and formulate business plans. We also believe that the use of this non-GAAP measure facilitates investors’ assessment of our operating performance.

This non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. This non-GAAP financial measure has limitations as an analytical tool. One of the key limitations of using this non-GAAP financial measure is that it does not reflect all items of income and expense that affect our operations. Further, this non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore its comparability may be limited. We compensate for these limitations by reconciling this non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

Adjusted Net Loss

We define adjusted net loss as net loss excluding share-based compensation, changes in fair value of financial instruments and gain on extinguishment of convertible debts.

The following table reconciles our adjusted net losses for the periods indicated to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP, which is net loss:

	For the Six Months Ended June 30,
	2024	2025
	US$	US$
	(in thousands)
Net loss	(218)	(7,338)
Add:
Share-based compensation	—	2,844
Changes in fair value of financial instruments	416	(106)
Gain on extinguishment of convertible debts	(247)	—
Adjusted net loss	(49)	(4,600)

Liquidity and Capital Resources

Cash flows and working capital

Our principal sources of liquidity have been cash generated from financing activities and operating activities. As of June 30, 2025, we had US$16.3 million in cash and cash equivalents, held primarily across financial institutions in three geographic locations. Our deposits held at financial institutions of the People’s Republic of China (the “PRC”) were primarily denominated in Renminbi, Euros and US dollars, which amounted to US$5.6 million, US$1.1 million and US$1.4 million, respectively. Outside the PRC, we held US$7.2 million denominated in US dollars at institutions in the United States, and US$1.1 million denominated in Euros at institutions in Germany. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of the PRC’s State Administration of Foreign Exchange (“SAFE”) by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our subsidiaries in the PRC a may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of the PRC to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiaries to pay off their respective debt in a currency other than Renminbi owed to entities outside of the PRC, or to make other capital expenditure payments outside of the PRC in a currency other than Renminbi. We do not believe that such restrictions on foreign exchange would have a material impact on the net assets and liquidity of our company or any of our subsidiaries. We believe that our current cash and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months.

We are evaluating strategies to obtain additional funding for future operations. These strategies may include, but are not limited to, obtaining equity financing, issuing debt or entering into other financing arrangements. However, we may be unable to access future equity or debt financing when needed. As such, there can be no assurance that we will be able to obtain additional liquidity when needed or under acceptable terms, if at all.

The following table presents our consolidated cash flow data for the periods indicated.

	For the Six Months Ended June 30,
	2024	2025
	US$	US$
	(in thousands)
Net cash provided by (used in) operating activities	7,739	(6,816)
Net cash used in investing activities	(374)	(311)
Net cash provided by (used in) financing activities	1,414	(3,509)
Effect of foreign currency exchange rate changes on cash and cash equivalents and restricted cash	(183)	200
Net increase (decrease) in cash, cash equivalents and restricted cash	8,596	(10,436)
Cash, cash equivalents and restricted cash at the beginning of the period	15,693	26,774
Cash, cash equivalents and restricted cash at the end of the period	24,289	16,338

Operating activities

Net cash provided by operating activities was US$7.7 million in the six months ended June 30, 2024. The difference between our net loss of US$0.2 million and the net cash provided by operating activities was mainly due to (i) a decrease in accounts receivable of US$7.7 million, primarily attributable to our measures to accelerate collection of payments, and (ii) an increase in contract liabilities of US$1.4 million, reflecting higher customer prepayments associated with increased order volume; partially offset by an increase in inventories of US$0.9 million, reflecting stockpiling in preparation for upcoming customer orders.

Net cash used in operating activities was US$6.8 million in the six months ended June 30, 2025. The difference between our net loss of US$7.3 million and the net cash used in operating activities was mainly due to(i) an increase in inventories of US$2.6 million, reflecting stockpiling in preparation for upcoming customer orders, and (ii) a decrease in accounts payable of US$2.1 million, primarily attributable to the change of payment method to prepayment for some of our raw materials, (iii) a decrease in accrued expenses and other current liabilities of US$0.9 million, primarily attributable to the decrease in accrued payroll and social insurance, and (iv) an increase in amounts due from related parties of US$0.8 million, current and non-current, primarily attributable to increased sales to one of our related party; partially offset by (i) share-based compensation expenses of US$2.8 million in relation to the shares we granted under the 2023 Share Plan II, (ii) a decrease in accounts receivable of US$3.0 million, primarily attributable to our measures to accelerate collection of payments, and (iii) a decrease in prepayments and other current assets of US$1.4 million, primarily attributable to utilization of our prepayment balance, which aligns with regular business rhythms as suppliers fulfilled their service obligations.

Investing activities

Net cash used in investing activities was US$0.4 million in the six months ended June 30, 2024, which was primarily attributable to cash paid for purchase of property and equipment and intangible assets.

Net cash used in investing activities was US$0.3 million in the six months ended June 30, 2025, which was primarily attributable to cash paid for purchase of property and equipment and intangible assets.

Financing activities

Net cash provided by financing activities was US$1.4 million in the six months ended June 30, 2024, which was primarily attributable to proceeds from short-term bank borrowings of US$7.1 million; partially offset by repayment of short-term bank borrowings of US$5.9 million.

Net cash used in financing activities was US$3.5 million in the six months ended June 30, 2025, which was primarily attributable to (i) repayment of short-term bank borrowings of US$3.9 million, and (ii) payment for initial public offering ("IPO") costs of US$1.0 million; partially offset by proceeds from short-term bank borrowings of US$1.4 million.

Material cash requirements

Our material cash requirements as of June 30, 2025 primarily include our operating lease commitments, capital expenditures, and working capital requirements.

Our operating lease commitments consist of the commitments under the lease agreements for our office premises. We lease our office facilities under non-cancelable operating leases with various expiration dates. The majority of our operating lease commitments are related to our office lease agreements.

The following table sets forth our contractual obligations as of June 30, 2025:

	Payment Due by Period
	Total	Less than 1 Year	1-3 Years
	(US$ in thousands)
Operating lease liabilities(1)	2,507	595	1,912
Repayment of short-term borrowings	6,286	6,286	—
Total	9,793	6,881	1,912

Note:

(1)
Represents obligations under lease agreements for our office premises.

Our capital expenditures are incurred primarily in connection with purchase and improvement in property and equipment. We recorded capital expenditures of US$266 thousand and US$311 thousand in the six months ended June 30, 2024 and 2025, respectively. We intend to fund our future capital expenditures with our existing cash balance and proceeds from Securities offerings. We will continue to make capital expenditures to meet the expected growth of our business. Other than those shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of June 30, 2025.